August 7, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC20549

Attention: John Cash

Re:	Preformed Line Products Company
Form 10-K for the year ended December 31, 2012
Filed March 15, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2013
File No. 0-31164

Dear Mr. Cash:

Preformed Line Products Company (the “Company”) has set forth below its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 24, 2013 with respect to the above referenced filings.

The Staff’s comments are set forth in bold below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings specified in the Definitive Proxy Statement on Schedule 14A filed by the Company on March 15, 2013 (the “Proxy Statement”).

Definitive Proxy Statement on Schedule 14A

Consultant, page 11

1.

We note your disclosure on page 11 that the compensation committee relies upon various independent surveys and that for 2012, the compensation committee utilized the “Mercer’s annual compensation level survey” and compared against compensation paid to executives in a “Peer Group.” Please tell us how your analysis of the peer group contributes to your compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof. If you do not benchmark, please elaborate on the reasons you decided to pay your officers compensation that is “near the 50th percentile” with respect to “base salary alone” and “at or above the 60th percentile” for “total cash compensation.” Further, please tell us the reason for any deviation from the median total cash compensation in the peer group. Please provide this disclosure in future filings and tell us how you intend to comply.

Division of Corporation Finance

Securities and Exchange Commission

August 7, 2013

The Compensation Committee reviews compensation surveys primarily to gain perspective on how the Company’s executive compensation levels compare to other similarly-sized companies so that it can assess whether the Company’s pay levels are generally competitive and represent a reward for strong performance. The Company does not engage in specific benchmarking when setting total compensation amounts, but it plays a strong role in determining base salaries.

As discussed in the Proxy Statement under “Compensation Discussion and Analysis – Compensation Program – Compensation Elements - Base Salaries,” the Company’s goal in setting base salaries is to establish a level that is sufficient to attract and retain talented executives and it believes that, to be competitive, it is important that it maintain a level that is near the midpoint of base salaries for comparable company executives. However, in setting actual salary levels for each executive, the Compensation Committee may set levels that vary from the midpoint, based on individual performance and experience. Thus, while the Company looks to the peer surveys to determine where it stands relative to the 50th percentile for competitive purposes, it does not necessarily seek to establish base salaries at that level if the executive’s individual circumstances merit a higher or lower salary level. After evaluating these factors for the current executive officer group, the Compensation Committee determined that salary levels that were near, but above, the 50th percentile, were appropriate for 2012 due the record sales and operating income levels achieved by the Company in 2011 and 2010.

With respect to total compensation, a significant portion is tied to Company performance and this can cause a greater variation relative to amounts paid by comparable companies with different performance results. As a result, the Compensation Committee does not seek to set the Company’s compensation levels at any specific percentile. Instead, the Compensation Committee considers total compensation levels paid by other companies to make sure the Company’s pay is competitive, and to assess whether its payout levels for strong performance represent an incentive to achieve such performance. For example, the Company had very strong results for 2012 and its executives received maximum payouts under performance based awards, which resulted in pay levels at or above the 60th percentile. This comparison allows the Compensation Committee to confirm that the Company’s pay levels provide an incentive to achieve strong performance by reflecting higher than average pay.

The Company will elaborate on its use of survey data in setting compensation amounts in future filings, including providing a more detailed explanation of how it used comparative compensation information and how that comparison affected compensation decisions similar to the foregoing discussion.

Annual Cash Incentive Awards, page 12

2.	In future filings, please provide examples of what the compensation committee would consider as “transformational events” that may give rise to the Committee’s ability to exercise discretion and make adjustments to cash incentive awards. See Item 402(b)(2)(v)-(ix) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

August 7, 2013

Examples of what the Compensation Committee would consider to be “transformational events” that may give rise to the Committee’s ability to exercise discretion and make adjustments to cash incentive awards include a significant disruption to the economy, major governmental action that significantly impacts the Company’s business or its major customers’ businesses, severe natural disaster, currency fluctuations beyond the control of the Company and illness or death of the executive. The Company will provide these examples in future filings if the Compensation Committee’s has such discretion with respect to compensation disclosed in such filings.

3.	In future filings, please disclose the company’s performance as compared to the measure that you use to determine the amount of cash incentive paid. For example, for 2012, you should disclose what the company’s return on shareholders’ equity was, so that investors can see how performance on that measure supported the amount of cash incentive paid for 2012. In your supplemental response, please show us what your disclosure would have looked like in response to this comment.

The Company will disclose in future filings the Company’s actual performance as it relates to the performance objectives used to determine the amount of cash incentive paid.

If this disclosure had been included in the Proxy Statement, the disclosure would have consisted of the following sentence, included at the end of the “Annual Cash Incentive Award” paragraph under “Compensation Discussion and Analysis – Compensation Program – Compensation Elements,” footnote (2) to the Summary Compensation Table and footnote (1) to the Grants of Plan-Based Awards table:

“The Company’s pretax return on shareholders’ equity for 2012 exceeded 15%, which resulted in the maximum payout under the awards.”

4.	We note that in your Summary Compensation Table and Grants of Plan-Based Awards Table, you discuss the “potential payout” under the Annual Non-Equity Incentive Plan. We assume that the annual cash incentive awards you discuss on page 12 are made pursuant to this plan, but please clarify this in your future disclosures. Please tell us supplementally why you have shown “potential payouts” instead of actual payouts of cash incentive awards. If the awards are made based upon the company’s performance over several years or if there are vesting or similar provisions, please disclose this in future filings, and show us in your supplemental response what your disclosure would have looked like in response to this comment for 2012.

The payouts disclosed in the Summary Compensation Table and Grants of Plan-Based Awards Table were the actual payouts and were made pursuant to the Annual Non-Equity Incentive Plan discussed on page 12. The reference to “potential” was erroneously included, since the actual payments to the executive officers previously followed the timing of the proxy statement disclosure; however, for 2012 these amounts had been fully earned and paid as of December 31, 2012. The Company will eliminate the reference to “potential” in future filings and clarify that this was the amount actually earned under the Annual Non-Equity Incentive Plan.

Division of Corporation Finance

Securities and Exchange Commission

August 7, 2013

If this disclosure had been included in the Proxy Statement, the disclosure would have consisted of the following, in lieu of footnote (2) to the Summary Compensation Table and footnote (1) to the Grants of Plan-Based Awards table:

“Reflects the dollar amount of the payout under the Company’s Annual Non-equity Incentive Plan based on a sliding scale of the Company’s return on shareholders’ equity, ranging from 4% (for the threshold payout) to 15% (for the maximum payout), with target payout at 10.4%. The percentage achieved within this range determined the dollar amount of the award based on a percentage of salary, which is a maximum of 100% for Robert G. Ruhlman and 85% for the other NEOs, in each case, subject to the Compensation Committee’s discretion as to the final payout amount. The Company’s return on shareholders’ equity for 2012 exceeded 15%, which resulted in the maximum payout under the awards.”

5.	In future filings, please elaborate on how you will determine the amount of performance-based restricted shares that will become vested over each of the next three years for each Officer. For example, please discuss the amount of shares that will become vested if only the threshold performance levels are reached, versus the maximum. Please also clarify whether the thresholds for growth in pretax income and sales growth must both be met, and how you will determine the number of shares that will vest if the threshold or maximum is reached for only one of the measures. Please also clarify whether the thresholds are 5% and 3% for growth in pretax income and sales, respectively, for each of the three years, or for all of the three years. In your supplemental response, please show us what your disclosure would have looked like for 2012.

The Company will elaborate in future filings on how it will determine the amount of performance-based restricted shares that will become vested over each of the next three years for each Officer.

If this disclosure had been included in the Proxy Statement, the disclosure would have consisted of the following:

•	in lieu of the last two sentences of the second paragraph of the “Long-term Equity Grants” section under “Compensation Discussion and Analysis – Compensation Program – Compensation Elements”:

“For the performance-based shares, the number of restricted shares in which the participant becomes vested will depend upon the specific level of growth in pretax income and sales growth measured over the three-year performance period ending December 31, 2014, with thresholds of 5% and 3% respectively, and maximum of 10% of both. The threshold payout is at 25% of the maximum number of performance-based shares if both measures are achieved, the target is at 50% if both 7% growth in pre-tax income and 5% growth in sales are achieved, and the maximum is at 100% of the numbers of shares subject to the award if 10% growth in each measure is achieved at the end of the three-year period. If only one of the two measures is achieved at any of these levels, the vesting percentage is weighted to provide for some additional vesting for achieving the higher measure. Dividends declared on restricted shares are accrued as cash dividends.

Division of Corporation Finance

Securities and Exchange Commission

August 7, 2013

•	in lieu of footnote (2) to the Grants of Plan-Based Awards table:

“(2) Reflects the number of performance-based restricted share awards granted during 2012 pursuant to the LTIP. The awards vest over a three-year performance period ending December 31, 2014 based on the Company’s level of performance. The number of restricted shares in which the participant becomes vested will depend upon the specific level of performance of growth in pretax income and sales growth over the three-year performance period, with thresholds of 5% and 3% respectively, and maximum of 10% of both. The threshold payout is at 25% of the maximum number of performance-based shares if both measures are achieved, the target is at 50% if both 7% growth in pre-tax income and 5% growth in sales are achieved, and the maximum is at 100% of the numbers of shares subject to the award if 10% growth in each measure is achieved at the end of the three-year period. If only one of the two measures is achieved at any of these levels, the vesting percentage is weighted to provide for some additional vesting for achieving the higher measure.

*  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (440) 473-9249 with any questions.

Sincerely,

/s/ Eric R. Graef
Eric R. Graef
Chief Financial Officer